Exhibit 99.7

NICE Adds Powerful Innovations to Optimize Workforce Management and Improve
Experiences for Digital Consumers

The NICE WFM suite empowers organizations to simplify management of the workforce in the digital age, afford flexibility and boost customer and employee engagement

Hoboken, N.J., November 22, 2021 – The massive increase in digital channel adoption has added significant complexity to workforce management forecasting and scheduling. To help organizations address this development, NICE (Nasdaq: NICE) announced today that its workforce management solution now includes extensive innovation that helps organizations optimize digital channel management and improve customer and employee experiences. In addition, version 7.4 of NICE Workforce Management (WFM) also includes sophisticated new capabilities across the suite, including NICE WFM Enhanced Strategic Planner, delivering advanced planning flexibility, forecasting accuracy, scheduling efficiency, business agility, and increased employee engagement.

While businesses have increasingly made digital channel management a top priority, they must constantly adapt to shifts in customers’ communication channel preferences while simultaneously delivering excellent customer experiences and meeting service level goals.  According to the Aberdeen Strategy & Research report entitled “Workforce Management for Digital-Savvy Contract Center Leaders: Modernize WFM Activities to Maximize Digital Transformation Success”, “improving agent productivity, optimizing agent utilization rates and reducing costs are among the top objectives driving WFM programs. Firms with digital-savvy WFM programs achieve 3.6x greater year-over-year (YoY) growth in agent productivity (15.0% vs. 4.2%) and 3.0x greater YoY increase in agent utilization rates.”

NICE Workforce Management (WFM) version 7.4 includes sophisticated capabilities across the suite to help organizations comprehensively address their digital channel staffing needs. Businesses can take control of choosing service goals by channel, priority selection or threshold discernment to absorb interrupt-ability. New scheduling engine enhancements provide the added flexibility digital channels need for differentiation, the fine-tuning of unique customization per channel, and custom schedule generation.

NICE WFM Enhanced Strategic Planner now supports agent digital concurrency modeling and provides appropriate agent coverage per delegated service goal. In addition, NICE Employee Engagement Manager (EEM) version 8.7 enhancements put employees and supervisors at the center with the Adaptive Breaks and Lunches feature, bringing additional automation and intelligence to the intraday management process. This automation allows agents and supervisors to focus on serving their customers rather than balancing adherence to schedules and CSAT.

“The ways in which customers engage with organizations has shifted dramatically with customers expecting businesses to meet them at their digital doorstep,” commented Barry Cooper, President, NICE Workforce and Customer Experience Group, “NICE is excited to be the first to offer integrated forecasting and scheduling capabilities that redefine core WFM processes, drive agile adaption of shifting customer preferences while optimizing digital channel management to meet service goals and deliver best in class CSAT.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.